Exhibit 6.9

April 6, 2021

Dear Marcus,

We are pleased to present the following offer of employment with Coyuchi, Inc. ("Coyuchi" or the "Company"). This Offer Letter summarizes and confirms the details of our offer for you to join Coyuchi, in the position of Chief Operating Officer commencing on May 9, 2022 (the "Start Date"), and reporting to Eileen Mockus, CEO. In this position, you will play a key supporting role in overseeing our Operations including Inventory, Supply Chain, Fulfillment, Finance and Accounting. Coyuchi reserves the right to change position, reporting structure, duties, and work location as the Company deems appropriate.

Orientation Information: On your Start Date, you should report in person at 1400 Tennessee St. San Francisco to Eileen Mockus, CEO. Your hiring manager will schedule your new employee orientation meeting with the HR Manager to take place within three days of your Start Date. Typically, this position requires you to be present at Coyuchi during normal working hours.

Here are the specific details of our offer:

TriNet HR Corporation: This Offer Letter and accompanying enclosure summarize important details of matters pertaining to your employment. Also enclosed is information about current benefits, which are provided to the workforce here at Coyuchi. Our benefits, payroll, and other human resource management services are provided through TriNet HR Corporation, a professional employer organization. As a result of Coyuchi's arrangement with TriNet, TriNet will be considered your employer of record for these purposes, and your managers here at Coyuchi will be responsible for directing your work, reviewing your performance, setting your schedule, and otherwise supervising you at Coyuchi.

Base Compensation: Your compensation will be $315,000 annually, less payroll deductions and required taxes and withholdings, and will be paid on a bi-weekly basis.

You may be eligible for a potential discretionary bonus of up to thirty percent (30%) of your annualized base salary, contingent upon the completion of certain corporate and personal goals, as determined by the Company in its sole

discretion. If discretionary bonuses are given in the first year of your employment, your bonus will be pro-rated based upon your Start Date. To be eligible, you also must be actively employed with the Company at the time of any bonus payout. As a convenience to you, you will receive a forty-five thousand-dollar ($45,000) cash advance of this year's discretionary bonus, less payroll deductions and required taxes and withholdings, that will be paid with the first paycheck following the Start Date. Should you resign your employment with the Company for any reason or you are terminated by the Company for "Cause" within the first year following your Start Date, you must repay the entire amount of this advance to the Company at the time of your employment separation.

For purposes of this Offer Letter, "Cause" means your: (a) continued intentional or willful failure to perform your duties and responsibilities to the Company after your receipt of written notice from the Company identifying the factual basis for such failure or negligence; (b) willful or negligent and unauthorized misappropriation or disclosure of any proprietary information or trade secrets of the Company; (c) commission of any act of dishonesty, fraud or willful misconduct that causes material harm to the Company; or (d) conviction of, or plea of "guilty" or "no contest" to, a felony under the laws of the United States or any state.

This is an exempt position and you generally are expected to work during the core hours of 8:30 AM to 5:30 PM, Monday through Friday as well as those hours necessary to get the job done.

Subject to the approval of the Board of Directors and your execution of the Company's form of notice of grant and stock option agreement, you will be awarded a stock option under the Company's 2020 Stock Plan to purchase up to 400,000 shares of the common stock of the Company. The stock subject to this option agreement will vest over a 48-month period at the rate of 1/4 upon the completion of the first full year of continuous employment, and 1/48 per month thereafter. The price per share of this option agreement will be the fair market value of a share of common stock of the Company as of the date of grant as determined by the Board of Directors.

Time Off Benefit: As a full-time employee of Coyuchi, you will be eligible for Paid Time Off ("PTO"), and you will accrue 15 days/ 120 hours of PTO each year with a prorated portion accruing each day, beginning on your Start Date.

Regular full-time employees may take PTO for vacation purposes only after completing their first 90-day introductory period, unless a manager approves you taking vacation during the introductory period.

401(k): You will also be eligible for enrollment in the Company sponsored 401(k) Profit Sharing Plan immediately. You will have a 30-day grace period to determine the percentage of your contribution. If a decision is not made in that time, you will be auto-enrolled at a 3% contribution rate.

Benefits: Coyuchi, through TriNet, offers a full range of benefits for you and your qualified dependents as outlined in the attached Summary of Benefits. A presentation of our benefits program will be given to you during your first week of employment. Additional information will be available on-line on the terms and conditions included in the Terms and Conditions Agreement ("TCA") each new employee must accept in order to access TriNet's on-line self-service portal, HR Passport®. The Company may modify compensation and benefits as it deems appropriate.

This offer of employment is contingent upon you fulfilling each of the following terms:

Acknowledgement of Company Handbook and Confidentiality Agreement: As a Coyuchi employee, you are required to follow its rules and regulations. Therefore, you will be asked to acknowledge in writing that you have read the Coyuchi Employee Handbook, and sign and comply with the attached Employee Confidential Information and Assignment of Inventions Agreement (the "Proprietary Information Agreement"), which prohibits, among other things, the unauthorized use or disclosure of Coyuchi's confidential and proprietary information. In order to retain necessary flexibility in the administration of its policies and procedures, Coyuchi reserves the right to change or revise its policies, procedures, and benefits at any time.

In your work for Coyuchi, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. You will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain or which is otherwise provided or developed by Coyuchi. By accepting this offer of

employment and signing this Offer Letter, you acknowledge that you will be able to perform those duties within these guidelines. You also agree that you will not bring onto Coyuchi's premises or use in your work for Coyuchi any confidential documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

Required Documentation: To comply with the government-mandated confirmation of employment eligibility, please review the enclosed I-9 Acceptable Documents List as approved by the United States Department of Justice for establishing identity and employment eligibility. Please bring the required I-9 documents with you on your Start Date; failure to submit proof of your employment eligibility will postpone your Start Date or result in termination of your employment. Also enclosed are additional new hire forms that you should complete and bring with you on your first day of work.

At-Will Employment: Please understand that your employment is on an at-will basis. That means that you or the Company may terminate your employment at any time, with or without cause and with or without prior notice. This at-will status cannot be modified except in a written document signed by you and the CEO of Coyuchi.

This Offer Letter, together with your Proprietary Information Agreement and TCA, forms the complete and exclusive agreement of your employment with Coyuchi. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes to the terms of this Offer Letter require a written modification signed by an authorized employee of Coyuchi.

If you wish to accept employment at Coyuchi under the terms described above, please sign and date this Offer Letter and the Proprietary Information Agreement and return them by April 11, 2022. If initially submitted electronically, as soon as possible, please return the signed hard copy originals as well. Please retain copies for your records.

Marcus, we are excited that you are joining Coyuchi's team and feel that you have a great deal to contribute. If you have any questions, please feel free to contact Eileen Mockus via email.

Sincerely,

SINCE COYUCHI 1991

Eileen Mockus, CEO

I understand and accept the terms of this employment Offer Letter.

[signature]

Marcus Chung

APRIL 6, 2022

Date